Exhibit 99.1

3 April 2024

Metals Acquisition Limited Announces Non-Executive Director Resignation

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) advises that Mr Rhett Bennett, has resigned from his position as a Non Executive Director of the Company, with immediate effect.

The Board has for some time been discussing the need for greater diversity (including, but not limited to, geographical and gender diversity) including in the context of the Company’s current operating asset being in Australia, whilst the majority of the Board are based in the Northern Hemisphere. It is in this context that Mr Bennett offered his resignation.

The Board has commenced a process to identify and recruit additional directors that align with the diversification objectives of the Company.

MAC’s Chair, Patrice Merrin, stated “Rhett has contributed immensely both to the Board and the Company during his tenure. We sincerely thank him for his dedication and wish him all the best for his future endeavours.”

-ENDS-

This announcement is authorised for release by Mick McMullen, Chief Executive Officer & Director.

Contacts Mick McMullen Chief Executive Officer & Director Metals Acquisition Limited. investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.